AGENIX

04046907

82-34639

SEC#~~82-5258~~

SEC MAIL PROCESSING
RECEIVED
DEC 1 7 2004
WASH, D.C. 175 SECTION

7 December 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 7 December 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

K a Ryan

for: Neil Leggett
Company Secretary

dlw 12/29

AGENIX

Company Announcement

7 December 2004

Change in Agenix Officeholders

Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] today announced that as a result of a review of the Agenix Board composition , as part of a regular review of corporate governance procedures, the following Board changes will occur.

Executive Chairman, Mr Ravi Govindan, will become non-executive Chairman.

In order to strengthen the financial depth of the Board, Mr Neil Leggett, current Chief Financial Officer and Company Secretary, who has been with the company since May 2003, will join the Board as Finance Director.

Agenix Chairman, Ravi Govindan stated: "The company will be entering a new phase where there will be an increase in corporate activities designed to extract maximum value from the company's assets and broaden the company's product pipeline. Mr Leggett's broad business experience and high-level financial expertise will be a positive contribution to the board in its determination to drive share price growth."

Mr Leggett is a Chartered Accountant, a Member of the Australian Institute of Company Directors, an Associate Fellow of the Australian Institute of Management and a Fellow of the Chartered Institute of Secretaries. He has a Masters Degree in Business Administration.

He will continue to have primary responsibility for all financial and company secretarial matters within Agenix.

Mr Tarun Raniga, joint company secretary for the purpose of signing documents, will cease to act in this capacity. Mr Raniga continues in his role as Financial Controller of Agenix subsidiary, Milton Pharmaceuticals.

The changes are effective immediately.

<end>

For more information, please contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6314

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.